Exhibit (a)(1)(L)
DATE: July 20, 2006
FOR IMMEDIATE RELEASE
AMERICAN MEDICAL SYSTEMS COMPLETES CASH TENDER OFFER
FOR SHARES OF LASERSCOPE
MINNEAPOLIS, MN, July 20, 2006 — American Medical Systems Holdings, Inc. (NASDAQ: AMMD), the global leader in providing pelvic health solutions to urologists and gynecologists, announced today that is has successfully completed its cash tender offer for shares of Laserscope (NASDAQ: LSCP). The tender offer, which commenced on June 14, 2006, expired at 12:00 midnight, central time, on July 19, 2006.
A total of 21,157,077 shares of Laserscope common stock were validly tendered and not withdrawn prior to the expiration of the offer (including 1,353,240 shares tendered pursuant to notices of guaranteed delivery), representing approximately 92.97% of the “fully diluted” shares of Laserscope, as defined in the parties’ merger agreement. AMS has closed its senior secured credit facility led by CIT Healthcare LLC, which will be used to fund a portion of the purchase of the Laserscope shares. Payment for these shares will be made promptly.
Conference Call Information
American Medical Systems will discuss the Laserscope acquisition as well as integration milestones and future financial projections when it hosts its second quarter earnings conference call at 5:00 p.m. eastern time on Thursday, July 27, 2006. Those without internet access may join the call from within the U.S. by dialing 800-886-7217 or outside the U.S. by dialing 706-679-3821. A live webcast of the call will be available through AMS’ corporate website at www.AmericanMedicalSystems.com and available for replay three hours after the completion of the call.
About American Medical Systems
American Medical Systems, headquartered in Minnetonka, Minnesota is a diversified supplier of medical devices and procedures to cure erectile dysfunction, benign prostatic hyperplasia, incontinence, menorrhagia, prolapse and other pelvic disorders in men and women. These disorders can significantly diminish one’s quality of life and profoundly affect social relationships. In recent years, the number of people seeking treatment has increased markedly as a result of longer lives, higher quality-of-life expectations and greater awareness of new treatment alternatives. American Medical Systems’ products reduce or eliminate the incapacitating effects of these diseases, often through minimally invasive therapies. AMS’ products were used to provide approximately 170,000 patient cures in 56 countries during 2005. More information about AMS can be found on its website at www.AmericanMedicalSystems.com.
About Laserscope
Laserscope designs, manufactures, sells and services an advanced line of minimally invasive medical products worldwide including medical laser systems and related energy delivery devices for the office, outpatient surgical center and hospital markets. More information about Laserscope can be found on its website at www.Laserscope.com.

Contact:	Carmen Diersen
Executive Vice President and Chief Financial Officer
952-930-6495
Carmen.Diersen@AmericanMedicalSystems.com

Marty Emerson
President and Chief Executive Officer
952-930-6334
Marty.Emerson@AmericanMedicalSystems.com